Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Published about 2 hours ago

How SPAC-Offs Can Sweeten Merger Deals

By Ross Matican Nov. 9, 2020 6:01 AM PST

When Porch.com, a marketplace for freelance handypeople, late last year was considering W whether to go public via a merger with a SPAC, it heard from two special purpose acquisition companies interested in doing a deal. But when Clover Health, a tech-enabled Medicare firm, contemplated the concept in the past few months, it heard from 12 SPACs before it stopped counting the emails.

This year’s explosion in the number of SPACs on the stock market has created massive competition among SPACs for businesses to buy. “It’s a seller’s market,” said Jay Heller, head of capital markets at Nasdaq. That means tech firms looking to go public not only have a new and increasingly popular route for doing so, but also find themselves in the driver’s seat of bidding wars—known as SPAC-offs—between SPACs.

THE TAKEAWAY

The proliferation of SPACs means that companies with a decent business are getting flooded with SPAC merger proposals—some report a dozen or more, up from one or two last year. That gives companies the room to bargain for attractive terms.

Among the sweeteners companies can win from SPACs are more equity for their management team or additional capital from institutional investors. Or they can choose the SPAC that brings better-qualified sponsors able to help them in future, as Clover Health did by opting to merge with a SPAC sponsored by former venture capitalist Chamath Palihapitiya.

A SPAC is a company that raises money in an initial public offering with no purpose other than to find a business to acquire. Under securities rules, SPACs have only two years to find the business, which puts pressure on them to get a deal done. So far in 2020, 170 SPACs have been filed with the Securities and Exchange Commission, raising $63 billion, up from 59 SPAC offerings that raised $14 billion last year, data from SPAC Research shows. “Things have changed a lot in the last ten or 11 months,” said Porch CEO Matt Ehrlichman.

Here’s a detailed rundown of some of the key items up for negotiation in a SPAC merger.

Earn-Outs

When telehealth firm Hims was negotiating to go public via a SPAC merger, it settled on a deal that awarded Hims shareholders extra shares if the combined company’s stock price hits a certain level within five years. This kind of provision is known as an earn-out, a common concept in acquisitions, where buyers promise to raise the price if the business hits certain performance targets.

Not all deals include this provision. But it is one way that SPAC sponsors can win over a target company. The earn-out shares come from the portion of stock allocated to SPAC sponsors, which is typically 20% of the SPAC, although that stake is often diluted after the merger.

As Benjamin Kwasnick, founder of SPAC Research, says, earn-outs are “a nice way to demonstrate to public market investors that the principals of the SPAC and the sellers continue to believe in the company and its execution.”

In the case of Hims, the SPAC Oaktree Acquisition Corp. agreed to issue earn-out shares making up as much as 10% of outstanding common stock, depending how high the stock of the company trades in the five years after the merger.

Luminar Technologies, a self-driving–car tech startup, negotiated a deal in which its shareholders get earn-out shares equivalent to 7.5% of its outstanding common stock. The block will vest in six tranches, meaning more stock will gradually become available to shareholders if the share price reaches certain levels.

Earn-out shares can be especially useful at the deal-making table when there are disagreements over valuation. If a target company wants a higher valuation than is offered, the SPAC could offer the difference as earn-out shares, which will only become valuable if the stock price hits a certain target.

The idea, according to EarlyBirdCapital chairman David Nussbaum, is that “if I undervalue my business at the get-go, I can get a higher valuation over time.”

PIPE Financings

When electric-truck maker Lordstown Motors Corp. was contemplating going public via a SPAC merger, it heard from five SPACs. Most had about the same amount of cash to offer, CEO Steve Burns said. Lordstown picked one, DiamondPeak Holdings Corp., because of the extra equity it suggested could be raised from institutional investors as part of the deal.

This equity came in what is known as a private investment in public equity. In a PIPE, the SPAC sells a large block of stock to one or a handful institutional investors. PIPEs are arranged as part of the merger with a business, but are typically done before the merger is completed. PIPEs bolster the new company’s valuation and signal to public market investors that reputable investors approve of the deal. They’re usually negotiated when the SPAC merges with a private business, not during the SPAC IPO.

“It validates the valuation to have a well-known institution put their name on the investment,” Kwasnick said. “So it’s definitely a part of the successful playbook to go out and raise a PIPE and use that to try and guide public investors that institutional investors have done their diligence on the deal and find it attractive.”

Lordstown had a specific idea about the kinds of investors it wanted in its PIPE. “We wanted a very high-brow PIPE,” Burns said. General Motors, which sold a vehicle assembly plant to Lordstown last year, was the lead investor in the PIPE portion of the company’s SPAC deal. But Lordstown wanted some other blue-chip investors as well. “We had General Motors in, but we wanted to get the Fidelities and the BlackRocks in.” DiamondPeak, it turned out, had the right connections to get it done, Burns said. Fidelity ended up investing in Lordstown.

Investment banks often play a critical role in connecting SPAC sponsors with PIPE investors like Fidelity, offering networking and advising. For Lordstown Motors, Goldman Sachs helped the company refine its PIPE pitch deck and connect with institutional investors.

Sponsor Reputation

In some SPAC deals, target companies choose the SPAC whose sponsors are best equipped to pitch their business model to the investor community. That’s what happened in the case of Clover Health.

Clover Health wasn’t always going to merge with a SPAC, said President Andrew Toy. “We were very far down the pathway of a traditional IPO,” Toy said.

But Clover Health executives had known Chamath Palihapitiya since the company’s founding. When Palihapitiya showed interest in combining a SPAC with Clover, the company decided to explore the idea. While a dozen SPACs reached out to Toy, he was interested only in merging with Palihapitiya’s SPAC or going public in an IPO.

A former tech executive, Palihapitiya was, in Toy’s view, best equipped to pitch Clover Health’s story to institutional investors because he understood Clover’s technology. He had an intimate level of understanding that a long-term investor in the health care sector, accustomed to traditional, less tech-savvy health insurance companies, might lack, Toy said.

That’s not all: Palihapitiya demonstrated his confidence in Clover’s success as a public company by contributing $100 million of his own funds to the $400 million PIPE, which Fidelity, Jennison Associates, Casdin Capital and other firms also participated in, securities filings show.

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IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on October 20, 2020. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.